November 17, 2020

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Lisa Haynes Etheredge
Robert Littlepage
Matthew Derby
Jan Woo

Re:	Cognyte Software Ltd.
Draft Registration Statement on Form 20-F
Submitted September 25, 2020
CIK No. 0001824814

Ladies and Gentlemen:

Cognyte Software Ltd., a company incorporated under the laws of Israel (the “Company”) and a wholly owned subsidiary of Verint Systems Inc. (“Verint”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 22, 2020 (the “Comment Letter”) in respect of the Company’s Draft Registration Statement on Form 20-F submitted on September 25, 2020 (the “Draft Registration Statement”).

Set forth below are the Company’s responses to the Comment Letter. The Company is concurrently confidentially submitting Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement that includes, among other things, changes in response to the Staff’s comments. This letter and Amendment No. 1 are being submitted electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in the Draft Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 17, 2020

Summary, page 1

1.

You state that Verint expects to incur separation costs of approximately $35.0 million in addition to $9.3 million in separation-related capital expenditures during the fiscal year ending January 31, 2021. Please clarify whether Cognyte will be responsible for any of these costs and, if so, whether these costs will be funded by the debt that you expect to incur.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to provide the portion of the costs for which Cognyte is responsible. The Company has also revised the estimated future separation costs and related capital expenditures Verint expects to incur for the fiscal year ending January 31, 2021. See pages 38, 45 and 67 of Amendment No. 1.

Business Overview

Our Customers, page 57

2.

You state that divisions, units, or subsidiaries within an organization that enter into separate contracts are treated as separate customers. Please tell us whether any single organization on a consolidated basis accounted for 10% or more of your revenues, other than the customers you identify as Customer A and Customer B in the filing. Please also define enterprise customer.

Response: The Company confirms that, other than Customer A and Customer B referenced in the Draft Registration Statement, no organization on a consolidated basis accounted for 10% or more of the Company’s revenues during either of the fiscal years ended January 31, 2020 and 2019.

The Company also informs the Staff that it has revised the Draft Registration Statement to clarify that it defines enterprise customers as “commercial customers and physical security customers.” See pages 1 and 54 of Amendment No. 1.

3.

We note that two customers generated 15.6% and 12.9% of your revenues, respectively, in fiscal year 2020. Please disclose the materials terms of your agreements with these customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers.

Response: In response to the Staff’s comments, the Company has revised the Draft Registration Statement to further describe the various contracts entered into with these customers, including the fact that these contracts relate to orders placed by multiple agencies or

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 17, 2020

departments underlying the applicable customer organization and that the contracts are separately terminable with or without cause upon notice. See pages 24 and 73 of Amendment No. 1.

The Company respectfully submits that it believes that disclosure of the identity of the referenced customers or further disclosure regarding terms of the related contracts is not necessary as the information is not material. The Company believes the Draft Registration Statement provides investors with the material information about its customers, customer concentration, associated risks, and the terms of its customer relationships and that further information is not required.

As noted in the Draft Registration Statement, for the year ended January 31, 2020, approximately 83% of the Company’s business was generated from contracts with government customers and 17% from various enterprises customers. The Company currently serves more than 400 government customers and 600 enterprise customers in more than 100 countries around the world. Of those customers, two customers, Customer A and Customer B, generated 15.6% and 12.9% of the Company’s revenues, respectively, in fiscal year 2020 and 14.7% and 12.6% of the Company’s revenues, respectively, in fiscal year 2019. The Company’s business with each of Customer A and Customer B is comprised of multiple contracts covering various projects or solutions. These customers are governmental organizations that act on behalf of multiple agencies or departments, each of which generally makes its own independent purchasing decisions. The solutions the Company sells to Customer A and Customer B are not unique relative to those that the Company sells to its other government customers.

The contracts with each of Customer A and Customer B were entered into in the ordinary course of its business, contain customary terms and conditions, are typical of contracts that the Company enters into with government customers generally and, as disclosed in the Draft Registration Statement, include a right for the customer to terminate a given contract with or without cause upon notice. The Company does not view there to be any terms of the contracts beyond what is currently disclosed in the Draft Registration Statement that would be material to investors.

The Company does not believe that loss of either Customer A or Customer B would result in a material adverse effect on its financial results. The Company has disclosed in the Draft Registration Statement that its revenue and operating results are subject to substantial periodic variations for various reasons, including receipt of one or more significant orders, deferral or loss of one or more significant orders, a delay in a large implementation, or a deterioration in the Company’s relationship with a significant customer. In that respect, as stated in the Draft Registration Statement, while the loss of one of these two customers may have a

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 17, 2020

negative impact on short-term results, the Company does not believe that the loss of either of these customers would have a material adverse effect on its financial results, especially over the long-term.

Specifically, the Company believes that it would be able to apply additional resources to expedite the timely execution of implementations for other customers, driving revenue from other sources. The Company has a substantial backlog in the form of remaining performance obligations from customers other than Customer A and Customer B. Because the solutions to be sold to those other customers would be similar to those sold to Customer A and Customer B, the Company expects that it would be able to redeploy its resources quickly in the event of a loss of either of those two customers.

In addition, given the highly sophisticated and integrated nature of the solutions the Company sells to its customers, including Customer A and Customer B, it would require substantial time, effort and resources on the part of either Customer A or Customer B to transition away from the Company’s solutions. As noted above, the Company sells multiple solutions to different agencies or departments underlying each of Customer A and Customer B, with each separate contract having its own stated term, making a sudden and total termination of the customer relationship less likely. Even if a termination were to be more sudden than the Company might expect, as noted, the Company believes that it would be able to shift resources quickly to fill its existing backlog. Accordingly, the Company believes that this extended transition would mitigate any negative impact on the Company’s revenue during a particular quarter resulting from any such termination.

The Company understands the importance of disclosure about its customers and has provided investors with what it views to be the material information regarding its customers and related risks in the following sections of its Draft Registration Statement:

•	“Special Note about Forward-Looking Statements” (pg. v.);

•	“Risk Factors—Large orders or contracts, customer concentration, and other factors may significantly impact our results from period to period” (pg. 23);

•

“Risk Factors—A significant portion of our business comes from government contracts, which exposes us to additional risks inherent in the government procurement process and limitations on investor visibility due to classification or contractual restrictions” (pg. 24);

•	“Business Overview—Our Customers” (pg. 57);

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 17, 2020

•

“Operating and Financial Review and Prospects—Operating Results—Items You Should Consider When Evaluating Our Combined Financial Statements and Assessing Our Future Prospects—Critical Accounting Policies and Significant Estimates—Concentration of Credit Risk and Significant Customers” (pg. 73); and

•	“Notes to Combined Financial Statements—Note 17—Geographic and Significant Customer Information—Significant Customers” (pg. F-50).

Additionally, the Company notes that the requested information regarding the identities of Customer A and Customer B is not a line-item disclosure requirement in a Form 20-F registration statement. The Company respectfully directs the Staff’s attention to Item 4.B(6) of Form 20-F which requires only “summary information regarding the extent to which the company is dependent” on contracts with customers “where such factors are material to the company’s business or profitability,” and does not require the disclosure of the names of such customers. The Company believes that it has provided the information required by Item 4.B(6) of Form 20-F in the various sections of the Draft Registration Statement listed above.

The Company further believes that its disclosure regarding customers in the Draft Registration Statement is consistent with the recent changes made by the Commission to modernize Regulation S-K. The Commission recently amended Item 101 of Regulation S-K, shifting towards a more principles-based disclosure framework. These amendments saw the removal of Item 101(c)(1)(vii) and the associated requirement to disclose customer identities. New Item 101(c) of Regulation S-K, which is effective for filings as of November 9, 2020, notes that disclosure “may include, but should not be limited to….any dependence on…customers, including governmental customers.” Thus, unless the identity of a customer is independently deemed material, there is not a line item requirement under Regulation S-K to include a customer’s identity even in domestic issuer registration forms. Though the Company is not subject to Item 101(c) of Regulation S-K, it believes that its disclosure in the Draft Registration Statement not only complies with the Form 20-F requirements but is also consistent with the requirements that are applicable to domestic issuers.

For the foregoing reasons, the Company believes that, in light of the information already provided in the Draft Registration Statement, the identities of these two customers are not by themselves material; therefore, any disclosure of such identities would be voluntary and would be an unnecessary breach of customer confidentiality, which is an expectation of each of the Company’s customers. The Company further believes that the Draft Registration Statement, as amended by Amendment No. 1, describes all terms of the related customer agreements that are material and that no further customer information is required to be disclosed in the Draft Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 17, 2020

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 57

4.

You disclose that the majority of your orders are from existing customers that expand their usage of Cognyte solutions. Please revise to quantify the percentage of new revenue attributable to existing customers expanding their usage as compared to new customers for each period presented.

Response: In response the Staff’s comment, the Company has revised the Draft Registration Statement to clarify that for the year ended January 31, 2020, revenue recognized from existing customers was approximately 90%, with the remainder of revenues attributable to new customers. See page 58 of Amendment No. 1.

Audited Combined Financial Statements

4. Revenue Recognition, page F-19

5.	So that we may better understand your accounting for subscription software licenses, please supplementally:

•	explain in detail the nature of the support services provided with your subscription software license and tell us how you determined that these services are not distinct from the license;

•	describe why your perpetual licenses do not require the same non-distinct support services; and

•	quantify the amount of subscription software license revenue recognized during the periods presented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that by “subscription software licenses” the Company is referring to certain of its product(s) offered under time-based licensing arrangements, generally one to three years, which require significant and frequent updates in order to maintain full functionality throughout the license term. The Company’s subscription software license revenue as a percent of combined revenue was less than 5% and 4% for the years ended January 31, 2020 and 2019, respectively.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 17, 2020

In order to keep pace with frequent technological changes, the Company must continuously update the subscription software licenses to ensure the customer continues to receive the intended value. The product(s) are designed to operate with communication protocols and hardware that are constantly changing and would diminish or cease to work if not continuously updated to stay current with its environment. The service of providing these critical updates is a standard part of the agreement the Company enters into with the customer as part of the product subscription and such updates are generally provided on a monthly, or more frequent basis, as they are required throughout the entirety of the contractual period to maintain functionality of the license. If these frequent and critical updates are not provided the product(s) will diminish, or become obsolete, in a short period of time, typically within weeks, and therefore have no standalone value to the customer.

The Company evaluated and applied the guidance in ASC 606-10-25-19 and 25-21 in its determination of whether the subscription software licenses and related support services are distinct performance obligations. In accordance with ASC 606-10-25-19(b), the Company has concluded that these product(s) and related support services are not distinct as these promised goods and services meet the criteria in ASC 606-10-25-21(a) and (c) to not be considered separately identifiable. The criterion in 25-21(a) states that the promised goods and services are not considered separately identifiable if “the entity is using the goods or services as inputs to produce or deliver the combined output.” As the nature of the Company’s promise to its customer is to provide continuous access to the full functionalities and capabilities of the product(s) and as this cannot be achieved without the frequent updates, the Company is providing a significant service of integrating the software license and support services inputs to transfer control of a combined output to the customer. Therefore, due to the critical nature of the updates, the product(s) and related support services revenue are highly interrelated and the Company “would not be able to fulfill its promise of transferring each of the goods or services independently” as stated in 25-21(c).

In regards to the Staff’s inquiry to describe why the Company’s perpetual licenses do not require the same non-distinct support services as its software subscription licenses, the Company respectively advises the Staff that the product(s) it sells under perpetual licenses can function without a significant degradation in functionality for a period of time without additional updates. As evidence of this assertion, there are customers that have licensed the Company’s perpetual solutions that do not download and install the latest updates and do not experience a fast degradation. Accordingly, the Company’s perpetual software licensed solutions are distinct from the related support services as the customer can benefit from the solution without the support services and the support services are separately identifiable within the contract.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 17, 2020

*        *        *         *        *        *        *

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (212) 326-3452 or Brad Brasser of Jones Day at (612) 217-8886.

Very truly yours,

/s/ Randi C. Lesnick

Randi C. Lesnick

cc:	David Abadi, Cognyte Software Ltd.

Ziv Levi, Cognyte Software Ltd.

Jonathan Kohl, Verint Systems Inc.

Doug Robinson, Verint Systems Inc.

Brad Brasser, Jones Day